VIA EDGAR SUBMISSION

August 15, 2024

Mr. Frank Wyman

Ms. Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Renovaro Biosciences Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed October 2, 2023

File No. 001-38758

Dear Mr. Wyman and Ms. Connell:

Renovaro Inc., f/k/a Renovaro Biosciences Inc. (“Renovaro” or the “Company”) submits this letter in response to your letter dated July 12, 2024, relating to the above-referenced filing by the Company. Set forth below are the comments contained in the Staff’s letter, followed by the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets and Goodwill, page F-14

1.	We note your responses to prior comments one and two. We continue to have difficultly understanding why additional impairments of your IPR&D asset and goodwill have not been recorded. In this respect, it appears that your goodwill and indefinite-lived intangible balances as of June 30, 2023 solely consist of amounts recorded in conjunction with the February 2018 acquisition of Enochian Biopharma. Based on disclosures made in prior filings, particularly your Form 10-K for the fiscal year ended June 30, 2018, the acquisition of Enochian Biopharma primarily consisted of a license agreement with Weird Science whereby you were granted exclusive rights to use and commercialize intellectual property related to HIV. Your disclosures indicate that of the $166.5 million in total consideration paid to acquire Enochian Biopharma, $154.8 million was recorded as an indefinite-lived intangible asset (IPR&D asset) and $11.6 million was recognized as goodwill. Given that the totality of intellectual property rights acquired in the Enochian Biopharma acquisition appear to have been conveyed via the license agreement with Weird Science and such license agreement was terminated in March 2024, it is unclear how you determined that the remaining goodwill and IPR&D asset associated with the Enochian Biopharma acquisition continue to have value. Please address the following:

Response:

After additional review, we have concluded that our IPR&D related to the Enochian Biopharma acquisition should be fully impaired as of March 31, 2024. Because the unit of account for our IPR&D related to the Enochian Biopharma acquisition is the license agreement with Weird Science (License Agreement), management determined that all IPR&D related to the License Agreement should be fully impaired as of March 31, 2024. Therefore, the Company will restate its interim financial statements for the period ended March 31, 2024 to impair the IPR&D in the amount of $42,611,000.

•	Your response to prior comment two indicates that your IPR&D asset consists of rights to RENB-HV-01, RENB-HV-12 and RENB-HV-21. Please provide us with a roll forward of your IPR&D asset from the date of the Enochian Biopharma acquisition through June 30, 2023 which illustrates the allocation of these product rights to each product candidate. Please also address the following:

August 15, 2024

Response:

The Company allocated all IPR&D to the License Agreement as the unit of account for the IPR&D and therefore there is no allocation to specific product candidates. As noted earlier in our response to question 1, we have concluded that the IPR&D should be written off as of March 31, 2024

o	Clarify whether your rights to RENB-HV-12 were acquired as part of the Enochian Biopharma acquisition and if so, why its development was not impacted by the termination of the Weird Science license. If RENB-HV-12 was not subject to the Weird Science license agreement, explain to us why a portion of the initial indefinite-lived intangible asset was allocated to this product candidate.

Response:

Our acquisition of Enochian Biopharma, Inc. included the acquisition of rights to RENB-HV-12 under the License Agreement. However, RENB-HV-12 was subsequently developed further and a patent application was filed on June 17, 2019 by Serhat Gumrukcu. On November 20, 2019, Serhat Gumrukcu, the inventor on the patent application, fully assigned all rights, title and interest in and to said inventions and improvements to Enochian BioPharma, Inc., the Company’s wholly-owned subsidiary, via an assignment agreement, and therefore RENB-HV-12 was no longer subject to any license including the License Agreement and related termination.

As stated above, we will fully impair our remaining IPR&D asset as of March 31, 2024 as it solely relates to rights acquired under the License Agreement.

o	Clarify how a portion of your IPR&D asset (which was originally recorded in February 2018) can be attributed to RENB-HV-21 given your disclosure on page 8 that your rights to RENB-HV-21 were acquired from Seraph Research Institute via a license agreement dated August 2021.

Response:

We acquired rights to RENB-HV-21 through the License Agreement. A patent application related to this product candidate was filed on June 15, 2020. On August 25, 2021, we entered into the ALC Patent License and Research Funding Agreement in the HIV Field with Serhat Gumrukcu, the inventor on the patent application, and Seraph Research Institute (the “ALC Patent License”) for an exclusive worldwide perpetual license to the RENB-HV-21 patent solely related to HIV to clarify our existing rights under the License Agreement as the RENB-HV-21 patent application was not filed under Weird Science’s name, but rather under the inventor’s name. The ALC Patent License has not been terminated as a result of the termination of the License Agreement.

As stated above, we will fully impair our remaining IPR&D asset as of March 31, 2024 as it solely relates to rights acquired under the License Agreement.

•	As it relates to your goodwill impairment analysis, you disclose that you test for impairment at the reporting unit level, which is one unit below the operating segment level. Please identify for us each of your operating segments and reporting units and provide us with an allocation of your goodwill balance as of June 30, 2023 by reporting unit.

Response:

As of June 30, 2023, we have one operating segment and one reporting unit comprised of our HIV, hepatitis B and oncology-related pipelines. Our goodwill of $ 11,640,000 as of June 30, 2023, is allocated to our RENB reporting unit.

•	Please explain why the termination of the Weird Science license agreement resulted in an impairment of your IPR&D asset but not your goodwill balance, all of which appears to be attributable to the Enochian Biopharma acquisition of which the Weird Science license was the primary component.

August 15, 2024

Response:

Presently, we have $11,640,000 of goodwill from the acquisition of Enochian Biopharma, Inc. The Company determined that due to the impairment of its IPR&D asset a triggering event had occurred in relation to this goodwill as of March 31, 2024.

Our RENB reporting unit, in addition to its HIV pipeline, also has potential oncology and hepatitis B-related product candidates which are currently being explored. We continue to pursue the development of the HIV candidates to which we have rights outside of the License Agreement. The Company continues to seek additional capital, management has been prioritizing the development of treatment candidates which can be brought to market earlier, and potentially, generate additional revenue for the Company. These additional non-HIV related product candidates are expected to add additional value in the future to the reporting unit and are independent from the License Agreement and any HIV treatments.

The Company has internally prepared an update of its June 30, 2023 goodwill impairment calculation and determined that the goodwill assigned to the RENB reporting unit was not impaired. While the License Agreement was terminated, we continue to have access to RENB-HV-12 and RENB-HV-21 through an assignment of the patent and a separate license agreement both of which are independent of the License Agreement. In the nine-month period since our previous annual impairment assessment, there were no material changes to the inputs to our original forecast used in our impairment assessment. Our original forecast began during fiscal year end 2024 and ended in fiscal year end 2043. Our revised forecast used the same number of years but began in fiscal year end 2025 and ended in fiscal year end 2044 to more accurately reflect the passage of time as of March 31, 2024 (evaluation date). All periods used a mid-year convention for purposes of determining the discount factor. The results of our impairment indicated that the carrying value of the RENB reporting unit approximated ($10,944) million while the estimated fair value of the reporting unit was approximately $43,428 million which provides an excess of fair value over the carrying value of approximately $54,421 million.

Please contact me at (347) 268-4376 or at starsh@renovarobio.com, if you have any questions.

Sincerely,

/s/ Simon Tarsh
Simon Tarsh
Interim Chief Financial Officer
Renovaro Inc.